UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

4/F, Tower D, Building 15

No. 5 Jiangtai Road

Chaoyang District, Beijing

People’s Republic of China

100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Kaixin Auto Holdings (“Kaixin” or the “Company”) has entered into a definitive securities purchase agreement (the “Purchase Agreement”) with U.S. based KX Venturas 4 LLC (the “Investor”) on December 28, 2020 and completed the initial closing on December 29, 2020.

Pursuant to the Purchase Agreement, the Investor will invest $6,000,000 in newly designated convertible preferred shares of the Company. The funding is an important strategic move as the Company continues to make progress in its proposed merger with Haitaoche Limited pursuant to the binding term sheet announced on November 5, 2020. The first $3,000,000 of the investment closed on December 29, 2020, and the remaining investment is expected to close in mid-2021. The preferred shares are convertible into the Company’s ordinary shares at a conversion price of $3.00, subject to customary adjustments. Pursuant to the Purchase Agreement, the Investor will also receive warrants to subscribe for the Company’s ordinary shares at an exercise price of $3.00 per share.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Exhibits.

Number	Description
99.1	Securities Purchase Agreement, dated December 28, 2020, between the Company and KX Venturas 4 LLC
99.2	Kaixin Auto Holding Certificate of Designation of Series A Convertible Preferred Shares, dated December 29, 2020
99.3	Registration Rights Agreement, dated December 29, 2020, between the Company and KX Venturas 4 LLC
99.4	Form of Warrants issued or to be issued by the Company to KX Venturas 4 LLC

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAIXIN AUTO HOLDINGS

Date: December 30, 2020	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer